Exhibit 99.1
Duoyuan Global Water Inc. Reports Second Quarter 2009 Financial Results
Revenue Up 32.4 % to RMB213.7 Million from the Prior Year Period
Non-GAAP Net Income up 49.7% to RMB65.3 Million from the Prior Year Period
Non-GAAP Diluted Earnings per ADS of $0.63
Live Conference Call to be held on Monday, August 3, 2009 at 5:00 PM U.S. Eastern Time
Beijing, China, August 3, 2009 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced unaudited financial results for the second quarter of 2009.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased with our second quarter financial results and our first quarter reporting as a public company. Our growth in revenue across all three product lines and our operational performance in the second quarter of 2009 demonstrate the strength of our business model and our unique competitive position. Despite the global economic environment, China’s water treatment industry continues to create strong demand for our products. Our new product introductions, our low cost manufacturing base and extensive distribution network all contributed to our strong quarterly financial results today.”
In the second quarter of 2009, the Company recognized RMB90.5 million ($13.2 million), or $0.87 per ADS, of non-cash share-based compensation expense, related primarily to the grant of fully vested ordinary shares to certain employees upon the completion of the initial public offering, as disclosed in the Company’s prospectus (Form 424B4), dated June 24, 2009, and filed with the Securities and Exchange Commission. The Company has provided unaudited financial results today in both GAAP and non-GAAP formats to present its results to exclude such non-cash share-based compensation expense. Please refer to the Company’s discussion of “Non-GAAP Disclosure” and the “Reconciliation of GAAP to Non-GAAP Results of Operations” set forth below.
Second Quarter 2009 Financial Highlights
•	Revenue in the second quarter of 2009 was RMB213.7 million ($31.3 million1), an increase of 32.4% from RMB161.4 million in the comparable period of 2008.

•	Non-GAAP gross margin increased to 49.6% in the second quarter of 2009 from 45.9% in the comparable period of 2008.

•	Non-GAAP net income was RMB65.3 million ($9.6 million), an increase of 49.7% from RMB43.7 million in the comparable period of 2008.

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2009, were made at the noon buying rate of RMB6.8302 to USD1.00 on June 30, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Duoyuan Global Water makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

2.	American Depositary Shares, which are traded on the New York Stock Exchange, are equivalent to ordinary shares at a ratio of 1:2.

•	Non-GAAP diluted earnings per ADS[2] were $0.63. Each ADS represents two ordinary shares of the Company.
Second Quarter 2009 Financial Performance
Second quarter 2009 revenue increased 32.4% to RMB213.7 million ($31.3 million) from RMB161.4 million in the comparable period of 2008, reflecting growth across all three product categories. Revenue from wastewater treatment equipment increased 47.6%, to RMB87.2 million ($12.8 million) in the second quarter of 2009 compared to RMB59.1 million in the second quarter of 2008, particularly reflecting increased demand for Duoyuan’s belt filter press machines, online testing equipment and ultraviolet shelving disinfection systems. Revenue from circulating water treatment increased by 19.8% to RMB79.9 million ($11.7 million) in the second quarter of 2009 compared to RMB66.7 million in the second quarter of 2008, driven by increased demand for the Company’s new fully automatic filters and circulating water central processors. Revenue from water purification equipment increased by 26.5% to RMB43.3 million ($6.3 million) in the second quarter of 2009 compared to RMB34.2 million in the prior year period, as the Company’s newly introduced models for central water purifiers, ozone generators and ultraviolet water purifiers were well received by the marketplace.
Demand for the Company’s products increased across all three product lines as a result of ongoing governmental regulations mandating the utilization of water treatment products and stricter enforcement of environmental protection laws. While Duoyuan experienced revenue growth across all three product categories in the second quarter of 2009, demand for the Company’s wastewater treatment equipment outpaced demand for circulating water treatment equipment and water purification equipment due to demand for existing and new wastewater treatment equipment, including online testing equipment and ultraviolet shelving disinfection systems.
For the second quarter of 2009, non-GAAP gross profit increased by 43.1% to RMB106.1 million ($15.5 million) from RMB74.1 million in the prior year’s period. Non-GAAP gross margin for the second quarter of 2009 was 49.6%, compared to 45.9% in the second quarter of 2008, primarily due to a decrease in raw material costs.
Non-GAAP operating income increased by 52.2% to RMB88.3 million ($12.9 million) in the second quarter of 2009, from RMB58.0 million in the comparable period of 2008. Non-GAAP operating margins increased to 41.3% in the second quarter of 2009, from 35.9% in the prior year period. As a percentage of revenue, research and development, selling expenses and general and administrative expenses, excluding non-cash share-based compensation expense, decreased as a percentage of revenue in the second quarter of 2009 compared to the second quarter of 2008.
Provision for income taxes in the second quarter of 2009 increased to RMB22.9 million ($3.4 million), an effective tax rate of 25.0%, from RMB10.7 million, an effective tax rate of 20.2%, in the second quarter of 2008. The increase in tax provision primarily reflects the increase in the Company’s profits by 62.2% over the same period of 2008, and the termination of a tax exemption for Duoyuan Langfang, one of the Company’s subsidiaries on December 31, 2008.
Non-GAAP net income increased 49.7% to RMB65.3 million ($9.6 million) in the second quarter of 2009, from RMB43.7 million in the prior year’s second quarter. Non-GAAP basic and diluted earnings per share increased to RMB2.16 ($0.32) in the second quarter of 2009, from RMB1.46 in the second quarter of 2008. During this year over year period, non-GAAP basic and diluted earnings per ADS increased to RMB4.31 ($0.63) from RMB2.91, respectively.
The Company had approximately 30.3 million weighted average number of diluted shares outstanding as of June 30, 2009, compared to 30.0 million weighted average number of diluted shares outstanding as of June 30, 2008.
As of June 30, 2009, the Company had cash and bank deposits of RMB936.4 million ($137.1 million), compared to RMB198.5 million as of December 31, 2008, mostly reflecting net proceeds from the Company’s initial public offering. Cashflows provided by operating activities for the six months ended June 30, 2009 were approximately RMB122.9 million ($18.0 million), compared to approximately RMB142.1 million in the prior year period. The Company had notes payable of approximately RMB20.0 million ($2.9 million) at the close of the second quarter of 2009.
First Half 2009 Financial Performance
For the six months ended June 30, 2009, revenue increased by 34.7% to RMB334.4 million ($49.0 million) from RMB248.2 million for the first six months of 2008. During this same time period, non-GAAP gross profit increased by 47.7% to RMB160.5 million ($23.5 million) from RMB108.7 million. Non-GAAP operating income increased by 64.0% to RMB127.9 million ($18.7 million) in the first six months of 2009 from RMB78.0 million in the first six months of 2008, and non-GAAP net income increased 60.6% to RMB94.3 million ($13.8 million), or RMB3.14 ($0.46) per share, from RMB58.7 million, or RMB1.96 per share, in these respective periods. Non-GAAP net income per ADS was RMB6.28 ($0.92) in the first six months of 2009, up from RMB3.91 in the first six months of 2008. Weighted average number of diluted shares outstanding were approximately 30.0 million for the first six months of 2009 and 2008.
Initial Public Offering
On June 29, 2009, Duoyuan completed an initial public offering of 5,500,000 ADSs representing 11,000,000 ordinary shares plus an over-allotment of 825,000 ADSs representing 1,650,000 ordinary shares at a price of $16.00 per ADS. This represented 28.9% of the 43,702,631 total outstanding shares following the initial public offering. The net proceeds from the initial public offering, after deducting a total of $8.7 million of underwriting discounts, commissions and offering expenses, totaled $92.5 million.
Mr. Stephen C. Park, the Chief Financial Officer of Duoyuan, stated, “We are excited to move forward into the second half of 2009 in a highly flexible financial position. Our cash balance following the IPO is approximately $137 million and we have minimal outstanding debt as of the close of our second quarter of 2009. We are well-capitalized to operate in China’s water treatment equipment sector and expect to take advantage of the long-term opportunities driven by stringent government regulations and the ongoing need for advanced water treatment equipment for commercial, industrial and residential uses. We intend to use our proceeds from the IPO to reinforce our competitive position. This includes improving and upgrading our existing manufacturing facilities and production lines, building a new manufacturing facility and a research and development laboratory to produce new water treatment products. We’ll also evaluate potential acquisition opportunities and enhance our brand throughout China with increased advertising and trade conference participation.”
Non-Cash Share-Based Compensation Expense
The Company recorded non-cash share-based compensation expense of approximately RMB90.5 million ($13.2 million), equivalent to approximately $0.87 per ADS, in the second quarter of 2009. Approximately RMB85.1 million ($12.5 million) was allocated to general and administrative line items, with the remainder allocated to selling expenses and cost of revenue line items. As discussed in the Company’s prospectus (Form 424B4), dated June 24, 2009, as filed with the Securities and Exchange Commission, on or prior to the completion of the initial public offering, the Company granted 1.05 million fully vested ordinary shares to certain employees of the Company, but excluding the chief executive officer and chief financial offer, for no consideration, other than par value, which was deemed paid by services already rendered to the Company.
Financial Outlook
Mr. Stephen C. Park concluded, “We are targeting revenue of approximately RMB240 million in the third quarter of 2009. This is based on continued demand for our existing and newly launched products. Our revenue expectation also anticipates slight contributions from pending new product launches, although these will be more meaningful to our financial results in 2010 and beyond.”
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call on Monday, August 3, 2009 at 5:00 PM U.S. Eastern Time (Tuesday, August 4, 2009 at 5:00 AM Beijing/Hong Kong Time). Dial-in information for the earnings conference call is as follows: United States: 1-866-519-4004; China (Landline): 800-819-0121; China (Mobile): 400-620-8038; Hong Kong: 800-933-053; United Kingdom: 0-808-234-6646; International: 65-6735-7955. Conference ID: 21838076.
A telephone replay will be available beginning two hours after the conclusion of the call. Listeners may access the replay by dialing: United States: 1-866-214-5335; China North: 10-800-714-0386; China South: 10-800-140-0386; Hong Kong: 800-901-596; United Kingdom: 0-800-731-7846; International: 61-2-8235-5000. Conference ID: 21838076.
A live webcast of the conference call will also be available at the investor relations section of the Company’s website at http://www.duoyuan-hq.com.
Non-GAAP Disclosure
To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company’s management uses non-GAAP measures for gross profit, operating income, net income, net income per share and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under Statement of Financial Accounting Standard 123R. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.
The Company’s management team believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding share-based compensation expenses, which may not be indicative of its operating performance. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of this information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.
The tables below include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address the key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: circulating water treatment, water purification and wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated June 24, 2009, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact
Integrated Corporate Relations, Inc.
In the United States: Ashley Ammon: 1-203-682-8200
In China: Wei-Jung Yang: 86-10-6599-7968

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

REVENUE	161,374,462	213,729,501	$31,291,836	248,196,483	334,375,190	$48,955,402

COST OF REVENUE	87,247,684	107,656,190	15,761,792	139,520,276	173,834,236	25,450,827

GROSS PROFIT	74,126,778	106,073,311	15,530,044	108,676,207	160,540,954	23,504,575

RESEARCH AND DEVELOPMENT EXPENSES	4,004,364	4,159,454	608,980	7,595,616	9,269,134	1,357,081

SELLING EXPENSES	8,289,756	9,420,611	1,379,258	15,740,162	18,279,616	2,676,293

GENERAL AND ADMINISTRATIVE EXPENSES	3,839,532	4,214,035	616,971	7,305,391	5,042,547	738,272

OPERATING INCOME	57,993,126	88,279,211	12,924,835	78,035,038	127,949,657	18,732,929

INTEREST EXPENSE	(829,840)	(298,540)	(43,709)	(1,877,018)	(624,910)	(91,492)

OTHER INCOME	448,291	245,370	35,924	774,191	442,332	64,761

LOSS FROM SALE OF PROPERTY	(3,204,479)	—	—	(3,204,479)	—	—

INCOME BEFORE INCOME TAXES	54,407,098	88,226,041	12,917,050	73,727,732	127,767,079	18,706,198

PROVISION FOR INCOME TAXES	10,749,058	22,888,945	3,351,138	15,025,997	33,496,807	4,904,220

NET INCOME	43,658,040	65,337,096	$9,565,912	58,701,735	94,270,272	$13,801,978

Earnings per share:
Basic	1.46	2.16	$0.32	1.96	3.14	$0.46
Diluted	1.46	2.16	$0.32	1.96	3.14	$0.46

Earnings per ADS:
Basic	2.91	4.31	$0.63	3.91	6.28	$0.92
Diluted	2.91	4.31	$0.63	3.91	6.28	$0.92

Weighted average number of shares outstanding:
Basic	30,000,000	30,301,157	30,301,157	30,000,000	30,003,328	30,003,328
Diluted	30,000,000	30,314,176	30,314,176	30,000,000	30,009,873	30,009,873

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

REVENUE	161,374,462	213,729,501	$31,291,836	248,196,483	334,375,190	$48,955,402

COST OF REVENUE	87,247,684	109,030,863	15,963,056	139,520,276	175,208,909	25,652,091

GROSS PROFIT	74,126,778	104,698,638	15,328,780	108,676,207	159,166,281	23,303,311

RESEARCH AND DEVELOPMENT EXPENSES	4,004,364	4,159,454	608,980	7,595,616	9,269,134	1,357,081

SELLING EXPENSES	8,289,756	13,405,527	1,962,684	15,740,162	22,264,532	3,259,719

GENERAL AND ADMINISTRATIVE EXPENSES	3,839,532	89,325,700	13,078,050	7,305,391	90,154,212	13,199,351

OPERATING INCOME (LOSS)	57,993,126	(2,192,043)	(320,934)	78,035,038	37,478,403	5,487,160

INTEREST EXPENSE	(829,840)	(298,540)	(43,709)	(1,877,018)	(624,910)	(91,492)

OTHER INCOME	448,291	245,370	35,924	774,191	442,332	64,761

LOSS FROM SALE OF PROPERTY	(3,204,479)	—	—	(3,204,479)	—	—

INCOME (LOSS) BEFORE INCOME TAXES	54,407,098	(2,245,213)	(328,719)	73,727,732	37,295,825	5,460,429

PROVISION FOR INCOME TAXES	10,749,058	22,888,945	3,351,138	15,025,997	33,496,807	4,904,221

NET INCOME (LOSS)	43,658,040	(25,134,158)	$(3,679,857)	58,701,735	3,799,018	$556,208

Earnings (loss) per share:
Basic	1.46	(0.83)	$(0.12)	1.96	0.13	$0.02
Diluted	1.46	(0.83)	$(0.12)	1.96	0.13	$0.02

Earnings (loss) per ADS:
Basic	2.91	(1.66)	$(0.24)	3.91	0.25	$0.04
Diluted	2.91	(1.66)	$(0.24)	3.91	0.25	$0.04

Weighted average number of shares outstanding:
Basic	30,000,000	30,301,157	30,301,157	30,000,000	30,003,328	30,003,328
Diluted	30,000,000	30,314,176	30,314,176	30,000,000	30,009,873	30,009,873

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

A S S E T S

	December 31,	June 30,	June 30,
	2008	2009	2009
	(AUDITED)	(UNAUDITED)	(UNAUDITED)
	RMB	RMB	US$
CURRENT ASSETS:
Cash	198,518,061	936,401,552	$137,097,237
Accounts receivable	137,549,786	144,325,246	21,130,457
Inventories, net of reserve for obsolescence	46,726,339	37,261,962	5,455,472
Other receivables	46,500	31,000	4,539
Other current assets	645,376	577,242	84,513
Deposits	9,990,000	—	—

Total current assets	393,476,062	1,118,597,002	163,772,218

PLANT AND EQUIPMENT, net	117,681,359	139,863,624	20,477,237

OTHER ASSETS:
Prepaid leases	22,481,491	22,219,648	3,253,147
Deferred tax assets	4,446,899	4,446,899	651,064

Total other assets	26,928,390	26,666,547	3,904,211

Total assets	538,085,811	1,285,127,173	$188,153,666

L I A B I L I T I E S A N D S H A R E H O L D E R S’ E Q U I T Y

CURRENT LIABILITIES:
Notes payable	20,000,000	20,000,000	$2,928,172
Accounts payable	38,696,788	39,707,526	5,813,523
Other payables	24,927,232	30,872,486	4,519,997
Taxes payable	10,768,521	24,530,052	3,591,411

Total current liabilities	94,392,541	115,110,064	16,853,103

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares — 1,500,000,000; Issued and outstanding — 30,000,000 shares at December 31, 2008 and 43,702,631 shares at June 30, 2009	7,295	10,384	1,520
Additional paid-in capital	132,455,705	854,977,437	125,176,047
Statutory reserves	36,413,141	45,567,440	6,671,465
Retained earnings	274,817,129	269,461,848	39,451,531

Total shareholders’ equity	443,693,270	1,170,017,109	171,300,563

Total liabilities and shareholders’ equity	538,085,811	1,285,127,173	$188,153,666

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS OF OPERATIONS

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

GAAP COST OF REVENUE	87,247,684	109,030,863	$15,963,056	139,520,276	175,208,909	$25,652,091
Adjustments:
Share-based compensation	—	(1,374,673)	(201,264)	—	(1,374,673)	(201,264)

NON-GAAP COST OF REVENUE	87,247,684	107,656,190	15,761,792	139,520,276	173,834,236	25,450,827

GAAP GROSS PROFIT	74,126,778	104,698,638	15,328,780	108,676,207	159,166,281	23,303,311
GAAP GROSS MARGIN	45.9%	49.0%	49.0%	43.8%	47.6%	47.6%
Adjustments:
Share-based compensation	—	1,374,673	201,264	—	1,374,673	201,264

NON-GAAP GROSS PROFIT	74,126,778	106,073,311	15,530,044	108,676,207	160,540,954	23,504,575
NON-GAAP GROSS MARGIN	45.9%	49.6%	49.6%	43.8%	48.0%	48.0%

GAAP SELLING EXPENSES	8,289,756	13,405,527	1,962,684	15,740,162	22,264,532	3,259,719
Adjustments:
Share-based compensation	—	(3,984,916)	(583,426)	—	(3,984,916)	(583,426)

NON-GAAP SELLING EXPENSES	8,289,756	9,420,611	1,379,258	15,740,162	18,279,616	2,676,293

GAAP GENERAL AND ADMINISTRATIVE EXPENSES	3,839,532	89,325,700	13,078,050	7,305,391	90,154,212	13,199,351
Adjustments:
Share-based compensation	—	(85,111,665)	(12,461,079)	—	(85,111,665)	(12,461,079)

NON-GAAP GENERAL AND ADMINISTRATIVE EXPENSES	3,839,532	4,214,035	616,971	7,305,391	5,042,547	738,272

OPERATING INCOME (LOSS)	57,993,126	(2,192,043)	(320,934)	78,035,038	37,478,403	5,487,160
Adjustments:
Share-based compensation	—	90,471,254	13,245,769	—	90,471,254	13,245,769

NON-GAAP OPERATING INCOME	57,993,126	88,279,211	12,924,835	78,035,038	127,949,657	18,732,929

NET INCOME (LOSS)	43,658,040	(25,134,158)	(3,679,857)	58,701,735	3,799,018	556,208
Adjustments:
Share-based compensation	—	90,471,254	13,245,769	—	90,471,254	13,245,770

NON-GAAP NET INCOME	43,658,040	65,337,096	$9,565,912	58,701,735	94,270,272	$13,801,978

NON-GAAP Earnings per share:
Basic	1.46	2.16	$0.32	1.96	3.14	$0.46
Diluted	1.46	2.16	$0.32	1.96	3.14	$0.46

NON-GAAP Earnings per ADS:
Basic	2.91	4.31	$0.63	3.91	6.28	$0.92
Diluted	2.91	4.31	$0.63	3.91	6.28	$0.92

Weighted average number of shares outstanding:
Basic	30,000,000	30,301,157	30,301,157	30,000,000	30,003,328	30,003,328
Diluted	30,000,000	30,314,176	30,314,176	30,000,000	30,009,873	30,009,873